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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (Amendment No.__)*


                          World Wide Stone Corporation
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   981544 10 9
                                 --------------
                                 (CUSIP Number)


                             Franklin E. Cunningham
                             5236 South 40th Street
                             Phoenix, Arizona 85040
                                 (602) 438-1001
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                    November 30, 1989 through March 21, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(j) check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 981544 10 9                                          Page 2 of 5 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin E. Cunningham
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     14,669,695
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       14,669,695
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,669,695
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 981544 10 9                                          Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of common stock (the "Common Stock") of World Wide Stone Corporation, a Nevada corporation with principal offices located at 5236 South 40th Street, Phoenix, Arizona 85040 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND

     The following information is provided with respect to the person filing this statement (the "Reporting Person"):

     (a)  Name: Franklin E. Cunningham
     (b)  Business address: 5236 South 40th Street, Phoenix, Arizona 85040.
     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Franklin E. Cunningham is Chairman of the Board, President, and Chief Executive Officer of World Wide Stone Corporation, 5236 South 40th Street, Phoenix, Arizona 85040.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with a merger transaction, effective November 30, 1989, the Reporting Person acquired 3,918,185 shares of the Issuer's Common Stock and 1,515,151 shares of the Issuer's Convertible Preferred Stock in exchange for all of the Reporting Person's shares in a privately held corporation that was a predecessor of the Issuer. On January 15, 1992, an aggregate of 450,000 shares of the Common Stock held by the Reporting Person were transferred to a third party in a transaction in which the Reporting Person did not receive any consideration. On February 19, 1992, the Reporting Person converted the 1,515,151 shares of Convertible Preferred Stock into 15,151,510 shares of Common Stock. On July 19, 1992, the Reporting Person transferred 500,000 shares of Common Stock to the Issuer in consideration of the Issuer's transfer of certain assets to the Reporting Person.

     On October 22, 1991, the Reporting Person and his spouse granted to Spencer
W. Cunningham (the "Optionholder"), the Reporting Person's brother and an officer and director of the Issuer, an option to acquire an aggregate of 3,000,000 to 5,000,000 shares of Common Stock. The option became exercisable as of December 31, 1997, when certain performance criteria were met. Under the option agreement, the

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 981544 10 9                                          Page 4 of 5 Pages
---------------------                                          -----------------

Reporting Person had the right to determine the number of shares available for exercise, based upon the Optionholder's performance with the Issuer. The Optionholder exercised the option during 1998 and in 1999 the Reporting Person determined that the Optionholder was entitled to 3,000,000 shares of Common Stock. The Reporting Person transferred the 3,000,000 shares on March 20, 2000. The Optionholder retains the right to acquire up to an additional 2,000,000 shares of Common Stock from the Reporting Person if certain conditions are met in the future.

     In connection with the dissolution of the Reporting Person's marriage, on November 1, 1999, the court approved an agreement under which the Reporting Person transferred 450,000 shares of Common Stock to his former spouse and his former spouse relinquished joint ownership of the Reporting Person's remaining 14,669,695 shares.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person's transactions in the Issuer's securities are for investment purposes. As noted in Item 2, the Reporting Person is the Issuer's Chairman of the Board, President, and Chief Executive Officer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 14,669,695 shares, which represents 44.7% of the 32,803,768 shares of Common Stock outstanding as of the filing date of this Schedule 13D.

     (b) The Reporting Person has sole voting and dispositive power over the 14,669,695 shares of Common Stock.

     (c) The Reporting Person did not effect any transactions in the Common Stock during the 60 days prior to March 20, 2000.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 981544 10 9                                          Page 5 of 5 Pages
---------------------                                          -----------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 27, 2000                              /s/ Franklin E. Cunningham
-----------------------                       ----------------------------------
                                              Franklin E. Cunningham